CLEVELAND WHISKEY LLC

SUBSCRIPTION AGREEMENT

CLASS D UNITS

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into between the undersigned investor (the "**Investor**") and Cleveland Whiskey LLC, an Ohio limited liability company (the "**Company**"), as of the acceptance date set forth on the signature page.

1. **Subscription**. Subject to the terms and conditions hereof, the Investor hereby irrevocably subscribes for that number of the Company's Class D Units (each, a "**Unit**") calculated by dividing "A" by "B" where "A" equals the "Total Investment Amount" set forth by the Investor beneath its name on the signature page hereto and "B" is a price per Class D Unit of $2.69. The Investor acknowledges that the Units subscribed for hereunder shall be subject to and bound by the provisions of the Company's Articles of Organization and Amended and Restated Operating Agreement, as now and from time to time in effect (the "**Operating Agreement**"). The Investor acknowledges that the Units will be subject to restrictions on transfer as set forth in this Agreement and in the Operating Agreement.

2. **Acceptance of Subscription and Issuance of Units**. The Investor acknowledges that the Company shall have the sole right, at its complete discretion, to accept or reject the Investor's subscription for the Units contemplated in this Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only after the Company's receipt of the funds contemplated in Section 4 hereof and when this Agreement is signed by a duly authorized officer of the Company and delivered to the Investor at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Units may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Units to any person who is a resident of a jurisdiction in which the issuance of Units to such person would constitute a violation of federal or state securities law (collectively, the "**Securities Laws**").

3. **The Closing**. The closing of the purchase and sale of the Units (the "**Closing**") shall take remotely via the exchange of signature pages on the acceptance date specified on the signature page hereto, or at such other time and place as the Company may designate by notice to the Investor.

4. **Payment for Units**. Payment for the Units shall be received by the Company from the Investor by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing. The Company may deliver certificates representing the Units to the Investor, which certificates, if delivered to the Investor, shall bear the following legend:

> THE UNITS REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND THE TRANSFERABILITY OF SUCH UNITS IS RESTRICTED. THESE UNITS MAY NOT BE SOLD, ASSIGNED OR TRANSFERRED, NOR WILL ANY ASSIGNEE, VENDEE, TRANSFEREE OR ENDORSEE THEREOF BE RECOGNIZED AS HAVING ACQUIRED ANY SUCH UNITS BY THE ISSUER FOR ANY PURPOSES, UNLESS (1) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH UNITS WILL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES LAWS, OR (2) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION WILL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO THE COMPANY.

5. **Representations and Warranties of the Investor**. The Investor hereby makes to the Company the representations, warranties and covenants set forth in this Section 5, in addition to all representations, warranties and covenants made by the Investor to the Company by executing an

Instrument of Joinder to the Company's Amended and Restated Operating Agreement, as may be amended from time to time, as of the acceptance date set forth on the signature page.

5.1. General.

5.1.1. The Investor has all requisite authority or capacity to purchase the Units, enter into this Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

5.1.2. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

5.2. Information Concerning the Company.

5.2.1. The Investor understands and accepts that the purchase of the Units involves various risks. The Investor is able to bear any loss associated with an investment in the Units.

5.2.2. The Investor is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Units, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units.

5.2.3. The Investor has had access to all of the information concerning the Company and the Units as the Investor deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

5.2.4. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

5.3. Restrictions on Transfer or Sale of Units.

5.3.1. The Investor is acquiring the Units solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Investor understands that the Units have not been registered under the Securities Act or any other Securities Law by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement and any appendix hereto (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.3.2. The Investor understands that the Units are "restricted securities" under applicable federal Securities Laws and that the Securities Act and the rules of the U.S. Securities and

Exchange Commission provide in substance that the Investor may dispose of the Units only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act.

5.3.3. The Investor agrees: (A) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Units under the Securities Act and all applicable Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable Securities Laws; and (B) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Units except upon compliance with the foregoing restrictions.

6. Conditions to Obligations of the Company. The obligations of the Company to sell the Units are subject to the satisfaction, at or prior to the Closing, of the following condition precedent: the representations and warranties of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio without regard to the conflict of laws provisions thereof.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which is an original, and all of which together constitute only one agreement between the parties. Delivery of an executed counterpart's signature page of this Agreement, by facsimile, electronic mail in portable document format (.pdf) or by any other electronic means has the same effect as delivery of an executed original of this Agreement.

(signature page to follow)

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date set forth below.

INVESTOR
(if an individual)

Sign: Investor Signature

Name: [INVESTOR NAME]

Date: ______________________

INVESTOR
(if an entity)

[ENTITY NAME]
(insert the entity's name above)

Sign: Investor Signature

Name: [INVESTOR NAME]

Title: [TITLE]

Date: [SIGNED AT]

Total Investment Amount $ __________*

Total Investment Amount $ [AMOUNT] *

******Please consider investing in a multiple of $2.69 (i.e., the price per Preferred Unit) so that the Company can avoid returning funds to you post-closing. Examples could be:*

Class D Units	Investment Amount	Class D Units	Investment Amount	Class D Units	Investment Amount	Class D Units	Investment Amount
1,858	$4,998.02	11,152	$29,998.88	20,446	$54,999.74	29,739	$79,997.91
3,717	$9,998.73	13,011	$34,999.59	22,304	$59,997.76	31,598	$84,998.62
5,576	$14,999.44	14,869	$39,997.61	24,163	$64,998.47	33,457	$89,999.33
7,434	$19,997.46	16,728	$44,998.32	26,022	$69,999.18	35,315	$94,997.35
9,293	$24,998.17	18,587	$49,999.03	27,881	$74,999.89	37,174	$99,998.06

The offer to purchase the Units as set forth above is hereby confirmed and accepted by the Company, as of the date set forth below.

THE COMPANY

Cleveland Whiskey LLC

By: Founder Signature
Name: Tom Lix
Title: Chief Executive Officer

Accepted as of: [EFFECTIVE DATE]